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THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA 94903
(415) 448-5000
FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

September 17, 2013

Brian Pitko, Staff Attorney
Amy Reischauer, Staff Attorney
Franklin Wyman, Staff Accountant
Mary Mast, Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-187706

Dear Mr. Pitko, Ms. Reischauer, Mr. Wyman, and Ms. Mast:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. (“Asterias”) in response to your letter of September 17, 2013 regarding Amendment No. 3 to the Registration Statement on Form S-1 (333-187706) (the “Registration Statement”) filed by Asterias on September 3, 2013 and our letter dated September 12, 2013.

Comment 1:

1. You indicate that a valuation of the non-cash assets has not been performed and will be made after completion of the Asset Contribution Agreement. Please expand your disclosure in Note 5 to explain the uncertainties, underlying your estimated value of $31,271,346 for “intangible assets as a group,” and the expected impact on your future operating results and financial condition, if the valuation performed does not support the $31,271,346 value attributed to these intangible assets.

Asterias proposes to revise Note 1 and Note 5 to the Summary Financial Data in the manner shown on Exhibit 1.  This added disclosure addresses the uncertainties underlying the estimated valuation as well as the risk that the post-closing valuations may differ substantially from the estimates shown in the table and the consequence to Asterias’ balance sheet and income statement.

Securities and Exchange Commission
September 17, 2013

Comment 2:

2. You state that the choice and prioritization of products from the Contributed Geron Assets are not presently determinable and that the condition of these cells, cell lines and other biological materials cannot be evaluated prior to completion of the Asset Contribution Agreement. Please provide a separate risk factor that clearly highlights the uncertainties regarding your initial valuation of $31,271,346 for the contributed Geron and BioTime assets and discusses the risk that the ultimate valuation of these assets could be substantially different from the value presented.

Asterias proposes to add the new risk factor shown on Exhibit 2.  This new risk factor addresses the uncertainties regarding the initial valuation and the risks associated with the post-closing valuation of assets, the potential impact on Asterias balance sheet and income statement, and the consequences that changes in the valuation of acquired assets might have on the value of Asterias shares and the company’s ability to raise capital.  Asterias proposes placing this risk factor on page 13 following the risk factor discussing the condition of the cell lines and other biological materials.

If the revisions shown are acceptable to you, they will be included in Amendment 4 to the Registration Statement.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko

Exhibit 1—Footnotes 1 and 5 to Summary Financial Data

(1)	All values ascribed to assets to be acquired in the Asset Contribution, other than cash, are estimates only. In accordance with Accounting Standards Codifications 805, Business Combinations ("ASC 805") and 820, Fair Value Measurement ("ASC 820"), the total purchase consideration paid by Asterias for the assets to be contributed by BioTime and Geron will be allocated to the net tangible and identifiable intangible assets acquired, and liabilities assumed, based on the expected estimated fair values of those assets, which will be done after the closing of the Asset Contribution. We will assess the value of the BioTime Stem Cell Assets and the Contributed Geron Assets based upon a complete review of those assets. Our valuation will take into account factors such as the condition of the cells, cell lines and other biological materials being contributed to us, the stage of development of particular technology and product candidates related to patents, patent applications, and know-how, our intended use of these assets and the priority we assign to the development of product candidates to which those assets relate, and our assessment of the estimated useful lives of patents. To the extent these assets represent in-process research and development without any alternative future use, we will recognize them as research and development expense in our statement of operations immediately upon closing of the Asset Contribution. Our valuation of assets after completion of the Asset Acquisition may differ from the values reflected in this table and the difference could be substantial. We do not anticipate recording any goodwill in the post-closing purchase accounting. To the extent capitalized, we expect to amortize intangible assets over their estimated useful life. We may also obtain independent, third party valuations of the OrthoCyte and Cell Cure Neurosciences stock that we receive from BioTime in the Asset Contribution. The fair value of the BioTime common shares will be determined based on the market value of such common shares reported on the NYSE MKT on the closing of the Asset Contribution. The fair value of the BioTime Warrants will be computed using a Black Scholes Merton option pricing model using assumptions deemed appropriate as of the date of the closing of the Asset Contribution. See Note (3) below.

(5)	The value of $31,271,346 ascribed to the intangible assets as a group is an estimated value and is based on an initial Asterias enterprise value of approximately $71,271,346 as of January 4, 2013, the date of the Asset Contribution Agreement. The $31,271,346 allocated to intangible assets is the residual portion of the $71,271,346 enterprise value remaining after allocating $10,000,000 to the cash to be contributed by BioTime and Romulus and allocating $30,000,000 to the BioTime common shares to be contributed by BioTime. The initial Asterias enterprise value reflects the issuance of a total of 30,447,119 shares of Asterias common stock to BioTime, Geron and Romulus at an imputed price of approximately $2.3408 per share, based on the price payable in cash by Romulus under the Stock and Warrant Purchase Agreement, without attributing value to the Asterias warrants issuable to Romulus.

A valuation of non-cash assets will be made after the completion of the Asset Contribution. See Note (1) above. That valuation will take into account a number of factors, including those described in Note 1, all of which cannot be determined prior to completion of the Asset Contribution.  Accordingly, our valuation of assets after completion of the Asset Contribution may differ from the values reflected in this table and the difference could be substantial.  To the extent these assets represent in-process research and development without any alternative future use, we will recognize them as research and development expense in our statement of operations upon closing of the Asset Contribution. To the extent that our valuation of capitalized non-cash assets is less than the $31,271,346 estimated value shown in the table, our balance sheet would reflect a lower value of those assets and our subsequent results of operations will include a lower charge for amortization expense.  In addition, to the extent capitalized, long-lived assets, including intangible assets, will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, we will evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment will be recognized and measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. See Note 2 to Financial Statements.

Exhibit 2—Risk Factor page 13

We have not definitively determined for financial accounting purposes the value of non-cash assets that we will acquire from Geron and BioTime. To the extent these assets represent in-process research and development without alternative future use, we will recognize them as research and development expense in our statement of operations upon closing of the Asset Contribution. To the extent that our valuation of capitalized non-cash assets is more or less than our current estimated values, our subsequent results of operations will include a higher or lower charge for amortization expense, and our balance sheet would reflect a different value of those assets.

In accordance with applicable financial accounting rules, the total purchase consideration paid by us for the assets to be contributed by BioTime and Geron will be allocated to the net tangible and identifiable intangible assets acquired, and liabilities assumed, based on the expected estimated fair values of those assets on the closing of the Asset Contribution.  We will assess the value of the BioTime Stem Cell Assets and the Contributed Geron Assets based upon a complete review of those assets after the completion of the Asset Contribution.  Our valuation will take into account factors such as the condition of the cells, cell lines and other biological materials being contributed to us, the stage of development of particular technology and product candidates related to patents, patent applications, and know-how, our intended use of intangible assets and the priority we assign to the development of product candidates to which those assets relate, and our assessment of the estimated useful lives of patents.  To the extent these assets represent in-process research and development without alternative future use, we will recognize them as research and development expense in our statement of operations immediately upon closing of the Asset Contribution. We may also obtain independent, third party valuations of the OrthoCyte and Cell Cure Neurosciences stock that we receive from BioTime in the Asset Contribution. The fair value of the BioTime common shares will be determined based on the market value of BioTime common shares reported on the NYSE MKT on the closing of the Asset Contribution.  The fair value of the BioTime Warrants will be computed using a Black Scholes Merton option pricing model using assumptions deemed appropriate as of the date of the closing of the Asset Contribution.  There is a risk that our valuation of assets after completion of the Asset Contribution may differ from the estimated values reflected in our Summary Financial Data and Capitalization tables presented in this prospectus, and the difference could be substantial.  The fact that we have not yet determined which products we will seek to develop, or the order of priority in which we will commence our product development efforts, contributes to the risk that our initial estimated values may not reflect the values we assign to the Contributed Geron Assets after the completion of the Asset Contribution.  To the extent that our valuation of capitalized non-cash assets is less than our current estimated values, our balance sheet would reflect a lower value of those assets and our subsequent results of operations will include a lower charge for amortization expense.  To the extent that our valuation of capitalized non-cash assets is higher than our current estimated values, our balance sheet would reflect a higher value of those assets and our subsequent results of operations will include a greater charge for amortization expense, and any future impairment of assets might result in a greater expense charge in our future results of operations, depending on the amount by which the carrying amount of the impaired asset exceeds the estimated fair value of the asset.  Any such changes could adversely impact the value of our Series A Shares and could make it more difficult for us to raise additional financing for our operations.